[redacted]

SEC
Mail Processing
Section SECURITIE
V

13012635

PUBLIC

FEB 28 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Hammack — 314-236-2237 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Note N - Management Plan (Continued)

The Company reviewed its introductory brokerage and trade service relationship with an investment advisory firm that is related to the Company under common ownership (see Note L). Upon review of the activity and corresponding structure, management determined that the agreement could be justifiably reconfigured based on current circumstances to provide for additional ticket charges and billings for various overhead expenses.

The Company began sub-leasing a portion of its Fairview Heights location in 2012, and has moved certain advisors previously located in this office to a lower-cost building in O'Fallon, Illinois. This sublease with the tenant runs through 2015 and covers a significant portion of Huntleigh's lease obligation and will eliminate various operational expenses required in keeping this office functioning.

The Company elected to hire additional personnel within the Investment Banking department and began budgeting for anticipated legal expenses. As such, in summary, the management team expects significant expense reductions as a result of personnel changes and decreases in rent expense.

The Company also plans on implementing better budgeting and tracking procedures in 2013 to ensure costs are controlled and variances within expenditures can be better explained. The Company has also considered eliminating some minor fringe benefits such as long-term care insurance and dental.

During the current year, the Company worked towards finalizing significant legal matters and, although this involved a contingency reserve being recorded for potential settlement and payment of significant attorney and arbitration fees, the matters remaining open are deemed to be close to resolution. As a result of various pieces of litigation being resolved, the Company expects to see a significant decrease in legal fees in 2013 and in moving forward.

With the return of more clients to the market and increased investor confidence, in addition to the implementation of the cost cutting measures and the various other factors outlined above, the Company is confident it can return to profitability in the near term.

Supplemental Report

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE

Supplemental Report On Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the statement of financial condition of Huntleigh Securities Corporation (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 25, 2013

Huntleigh Securities Corporation

Statement of Financial Condition
With Independent Auditors' Report
and Accompanying Information

December 31, 2012

Brown Smith Wallace LLC

A Measurable Difference™

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Scott Hammack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Comptroller

Title

Notary Public

KAREN THOMAS
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: June 1, 2014
Commission # 10418174

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying financial statement of Huntleigh Securities Corporation (a Missouri corporation, the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

St. Louis, Missouri
February 25, 2013

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	58,694
Deposits with clearing organizations		262,010
Receivables from clearing organization		553,447
Employee and other receivables, net of reserve of $440,577		65,368
Securities owned, at fair value:		
Marketable		518
Property and equipment, net of accumulated depreciation and amortization of $362,726		19,528
Deferred income taxes, net of valuation allowance of $503,000		476,940
Other assets		33,481
TOTAL ASSETS	$	1,469,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables to broker-dealer and clearing organization	$	69,681
Accounts payable, accrued expenses, and other liabilities		200,072
Accrued salary and commissions		259,661
Total Liabilities		529,414
Stockholders' Equity		
Common stock: $0.01 par value; authorized 3,000,000 shares; 1,263,394 shares issued and outstanding		12,634
Additional paid-in capital		2,795,807
Accumulated deficit		(1,867,869)
Total Stockholders' Equity		940,572
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,469,986

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Prior to August 2008 as a clearing broker-dealer, the Company executed principal and agency securities transactions, provided investment banking services, and offered correspondent clearing and execution services for other firms. In August 2008, the Company transferred proprietary accounts as well as all cash and margin accounts of customers to First Clearing, LLC ("First Clearing" or "FCC") whereby an agreement was entered into noting that FCC is to provide clearing, execution, and other services to the Company. Therefore, the Company no longer carries customer accounts or performs certain clearing functions. The Company now clears customer transactions with First Clearing on a fully disclosed basis as an introducing broker (see also Note M).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned

Securities owned consist of stocks, bonds, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note I).

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, contribution carryforwards, recognition of accrued contingencies, and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be taxable when the assets are recovered. The deferred tax liability represents the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2002 - 2012.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company evaluated all subsequent events through February 25, 2013, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 207,513
Leasehold improvements	174,741
	382,254
Less accumulated depreciation and amortization	(362,726)
	$ 19,528

Note D - Fair Value Measurement of Assets and Liabilities

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2012			
Assets:			
Trading securities:			
Stocks and warrants	$ 87	$ -	$ 87
Mutual funds	431	-	431
Total Assets	$ 518	$ -	$ 518

Note E - Commitments

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment under these agreements at December 31, 2012, are approximately:

2013	$ 444,025
2014	438,660
2015	77,918
2016	4,907
2017	390

Certain leases contain renewal options and escalation clauses.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2012, the Company had Net Capital of $332,807, which was $82,807 in excess of the required minimum, and $32,807 in excess of 120% of the required minimum.

At December 31, 2012, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing.

Note G - Stock Options

In February 2012, the Company enacted an amendment to a previous agreement with certain registered representatives whereby the representatives were granted 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. Fifty percent of the total options shall vest on each January 1 of the years 2013 and 2014.

Upon exercise, the voting rights for the stock shall be held in a voting trust with the registered representatives being board members of the trust. The stock may be redeemed by the Company not sooner than one year after the end of the year in which the options have been exercised and shall be redeemed by the Company at the then current fair market value of the stock. Not more than 20% of the stock may be redeemed in any one year and the right to redemption shall be contingent upon the Company maintaining a certain excess Net Capital level subsequent to the redemption.

Effective with the inception of the Plan, the Company adopted the fair value recognition provisions of ASC 718, Stock Compensation. Under ASC 718, the Company determines the fair value of stock options using the Black-Scholes valuation model. ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

Common stock option activity during the year ended December 31, 2012 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2012	-	$ -
Granted	404,822	0 .001
Forfeited	-	-
Balance as of December 31, 2012	404,822	$ 0.001

Note G - Stock Options (Continued)

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Risk-free interest rate	2.0%
Expected dividend yield	-
Expected holding period	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.25

At December 31, 2012, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number Currently Exercisable
404,822	$ 0.001	9.0	0

Note H - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2012 are comprised of the following:

Deferred tax assets	$ 979,940
Less valuation allowance	(503,000)
	$ 476,940

Note H - Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows at December 31, 2012:

Net operating loss carryforwards	$ 785,400
Reserves against receivable balances	132,170
Recognition of accrued contingencies	17,900
Contribution carryforwards	8,815
Basis of property and equipment	35,655
	$ 979,940

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2012, the Company has available net operating loss carryforwards of approximately $2,600,000 for income tax reporting purposes, expiring during the years 2020 through 2031. The net operating loss carryforwards give rise to a deferred tax asset of approximately $785,400 at December 31, 2012. The deferred tax assets reflected above have been reduced by a valuation allowance of $503,000. The valuation allowance was increased by $173,000 during the year ended December 31, 2012.

Note I - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note J - Contingencies

In December 2010, the Company received a Consent Order executed by the Enforcement Section of the Missouri Securities Division. The Order imposes the following penalties: 1) $300,000 of which $200,000 will be suspended provided that the Company remains in compliance with the terms of the Order for two years (as defined). The additional $100,000 has contingent terms for payment which provide that the Company will pay 100% of net capital in excess of $400,000 until satisfied (if not satisfied within three years, Company may request a reduction of any remaining payments, including full waiver); and 2) $200,000 which will be suspended provided that the Company remains in compliance with the terms of the Order for two years (as defined). In applying the guidance from ASC 450, *Contingencies*, management has not accrued for any of these amounts at December 31, 2012.

In May 2010, the Company reached settlement in a suit that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares became effective in June 2011 and have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting net capital.

The Company is involved in legal proceedings incidental to the conduct of its business that have not settled at year end. Management has evaluated the proceedings and status thereof and, in has applied the guidance from ASC 450, *Contingencies*.

Note K - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note L - Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in payable to broker-dealer and clearing organizations at December 31, 2012 was $20,846 payable to this firm.

Note L - Related Party Transactions (Continued)

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in other assets at December 31, 2012 was $ 4,981 due from this firm.

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2012.

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $505,945 which is reserved by $440,577 for amounts deemed uncollectible.

Note M- Clearing Agreement

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. In conjunction with the Agreement, First Clearing granted the Company a no hire concession which was to be awarded in equal annual installments of $150,000 over a five year period.

In September 2010, the Agreement was amended whereby the remainder of the payments due and payable under the above noted no hire concession totaled $350,000, of which $150,000 was paid upon execution of this amendment, and the remaining amounts were scheduled to be paid in equal annual installments of $40,000 in each of the next five years. Due to contingencies in the Agreement, payments will be recognized by Huntleigh as earned, based on the governing language provided. For the year ended December 31, 2012, the Company recognized $40,000 which has been included in other income in the accompanying statement of operations. The Company recorded a corresponding receivable of $15,000 which has been included in employee and other receivables in the accompanying statement of financial condition.

In the event that the Agreement is terminated prior to the seventh anniversary of the conversion date (conversion date noted as August 2008), as set forth and governed by specific guidance dictating events causing termination, any unpaid no hire concessions are void. Additionally, Huntleigh would be required to pay a termination fee of $800,000 to First Clearing. In the opinion of management, termination of the agreement throughout the term of the agreement is not anticipated at December 31, 2012.

Note N - Management Plan

The Company has experienced recurring net losses stemming from ongoing nonrecurring litigation, increased regulatory costs pursuant to recent issues, and overall negative industry trends. In response, management has developed a plan to return to profitability with new strategies and areas of focus in an effort to increase revenues earned and reduce overall cost structure. Should these negative trends continue, an infusion of additional capital may be required. Management implemented the plan last summer and is of the opinion that their plan of action will adequately address significant factors that will positively influence financial results of operations in the near future as experienced in the fourth quarter of 2012. The highlights of this plan to return to profitability are as follows:

In relation to revenue, management is anticipating that the economy will continue to recover from the low levels experienced in recent years. Specifically, it is felt that overall investor confidence will continue to improve thus promoting an overall willingness to invest.

The Company hired two successful advisors near the end of 2012. We anticipate these advisors will continue to increase production in 2013. The Company continues its search and intends to hire two to three new advisors during 2013. These efforts are centered around active solicitation of advisors who are dissatisfied at their larger broker-dealer employers, which are facing increased regulation and scrutiny in the current political and economic climate.

In relation to expenses, the Company has continued to reduce expenses in many different areas throughout 2012 and continues to evaluate operations to determine if there are additional areas for improvement in 2013.

In an effort to continue to evaluate payroll related expenses, three employment positions were eliminated during the third quarter of 2012. In addition, the Company implemented salary reductions for two employees and also reduced expense reimbursements to employees.

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™